FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 30 September to 31 October 2003

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Notification of Interests of Directors & Connected Persons, R J Stack, 30 September 2003

99.2	Cadbury Schweppes plc Announces Successful US Bond Issue, 30 September 2003

99.3	Notification of Interests of Directors & Connected Persons, Baroness Wilcox, 9 October 2003

99.4	Cadbury Schweppes plc IR Seminar Press Release, 27 October 2003

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Cadbury Schweppes Public Limited Company (Registrant)

Signed:	J M Mills

Head of Secretariat

Dated:	3 November 2003